Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ): 02.558.154/0001-29
Companies Registrar (NIRE): 53300005761
PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Brasília, October 3rd, 2005 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), pursuant to paragraph 1 of Article 12 of CVM Instruction 358/02, publicly informs its Shareholders and the market that it received on the present date the information transcribed below:

“C.E / HG/ CUST / 2501/2005

São Paulo, October 3rd, 2005

To

Comissão de Valores Mobiliários – CVM (Brazilian SEC)
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro
In attention to the Companies Relation Executive Office
Mrs. Elizabeth Lopez Rios Machado

Copy to TELE NORTE CELULAR PARTICIPAÇÕES S.A
In attention to Mr. Ricardo Del Guerra Perpetuo
Investor Relations Officer
e-mail: ricardo.perpetuo@telemigcelular.com.br
phone: (+55 061) 4295.616

Subject.: Acquisition of Preferred Shares issued by Tele Norte Celular Participações S.A

Dear Sirs,

Pursuant to paragraph 1 of Article 12 of CVM Instruction 358/02, we inform you that the amount of preferred shares issued by Tele Norte Celular Participações S.A (the “Company”) held by the group of investment funds and foreign investors legally represented by Hedging-Griffo Corretora de Valores S.A. reached, as of September 29, 2005, a total of 10,601,300,000 shares, equivalent to 5.04% of total preferred shares issued by the Company.

The subscribers clarify that this not mean an acquisition of the Company’s control, but an investment which does not aim either to change the Company’s management and ownership controlling structure or to regulate its functioning.

We also inform that this information has been sent to the Issuing Company and will be publicly announced by means of specialized publications included in the Bovespa Daily Newsletter.

Sincerely yours,

HEDGING-GRIFFO CORRETORA DE VALORES S.A.”

Brasília, October 3, 2005.

Ricardo Del Guerra Perpetuo
Chief Financial Officer and Head of Investor Relations